Exhibit 99.1

GRANITE REIT DECLARES DISTRIBUTION FOR MARCH 2025

March 17, 2025, Toronto, Ontario, Canada—Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution of CDN $0.2833 per unit for the month of March 2025. The distribution will be paid by Granite on Tuesday, April 15, 2025 to unitholders of record at the close of trading on Monday, March 31, 2025.

Granite confirms that no portion of the distribution constitutes effectively connected income for U.S. federal tax purposes. A qualified notice providing the breakdown of the sources of the distribution will be issued to the Depository Trust & Clearing Corporation subsequent to the record date of March 31, 2025, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval+ (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Senior Director, Legal & Investor Services, at 647-925-7504.

77 King Street West, Suite 4010  P.O. Box 159  Toronto-Dominion Centre  Toronto, ON, Canada M5K 1H1  T 647.925.7500 www.granitereit.com